LEAD INVESTOR



Prasad Matti Rao

I invested in Leapclub because their platform connects organic farmers with consumers. LeapClub platform ensures that every piece of produce people get from is pesticide-free, preservative-free, healthy, and incredibly fresh – brought to them within 12 hours of harvesting or baking. Organic farming is going to be a huge market in India and LeapClub is making it easy for consumers to get easy access to their produce. LeapClub is also having a huge social impact helping these local farmers to easily sell their fresh produce directly to consumers. Their customer base and revenue are growing at a 15% rate every week. The founders have a great expansion plan in other metro cities in India and the model can be replicated in other countries as well. Good founding team, strong backing from good angel investors, a rapidly growing customer base, and a good revenue stream makes LeapClub a very attractive investment. LeapClub has all the ingredients to be the next unicorn. I have invested in 50+ startups and this is one of my top investments.

Invested $25,000 this round